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                              January 10, 2024

       Robert F. Rivers
       Chief Executive Officer
       Eastern Bankshares, Inc.
       265 Franklin Street
       Boston, MA 02110

                                                        Re: Eastern Bankshares,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Response dated
January 8, 2024
                                                            File No. 333-275479

       Dear Robert F. Rivers:

                                                        We have reviewed your
response dated January 8, 2024 and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Response Letter Dated January 8, 2024

       Certain Stand-Alone Eastern Prospective Financial Information Used by BofA Securities, page
       89

   1. We note the statement in response to comment two that the financial advisors did not make any assumptions
about "specific interest rates prevailing from time to time." It is still unclear whether
the projections or financial advisor opinions included
                                                        underlying assumptions
about interest rates, for example, any general trends or ranges of interest rates.
Additionally, we note you state that certain sentences will be deleted because "the assumption
is immaterial." With a view to clarifying disclosure about
                                                        underlying assumptions,
advise us if any assumptions about general trends or ranges of
                                                        Fed Funds rates or
deposit-rate sensitivities were used.

               Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-3437
       if you have questions regarding comments on the financial statements and related matters. Please
 Robert F. Rivers
Eastern Bankshares, Inc.
January 10, 2024
Page 2

contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameRobert F. Rivers
                                                        Division of Corporation
Finance
Comapany NameEastern Bankshares, Inc.
                                                        Office of Finance
January 10, 2024 Page 2
cc:       Michael K. Krebs
FirstName LastName